EXHIBIT 12.1

MIDAMERICAN ENERGY COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In Millions)
(Unaudited)

	Six Months Ended	Twelve Months Ended December 31,
	June 30, 2015	2014	2013	2012	2011	2010
Earnings available for fixed charges:
Net income from continuing operations	$225	$417	$350	$355	$319	$357
Add (deduct):
Income tax (benefit) expense	(66)	(104)	(103)	(99)	(17)	(49)
Total fixed charges	91	178	162	153	166	163
	25	74	59	54	149	114

Total earnings available for fixed charges	$250	$491	$409	$409	$468	$471

Fixed Charges:
Interest on long-term debt	$88	$173	$150	$142	$157	$155
Other interest charges	1	1	1	1	1	1
Estimated interest portion of rental expense	2	4	11	10	8	7
Total fixed charges	$91	$178	$162	$153	$166	$163

Ratio of earnings to fixed charges	2.7	2.8	2.5	2.7	2.8	2.9